FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 26, 2003

NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1

Exhibit            TSX VENTURE EXCHANGE  SHORT FORM OFFERING DOCUMENT

THE SECURITIES OFFERED HEREUNDER ARE SPECULATIVE IN NATURE

THE SECURITIES OFFERED HEREUNDER ARE SPECULATIVE IN NATURE.  INFORMATION CONCERNING THE RISKS INVOLVED MAY BE OBTAINED BY REFERENCE TO THIS DOCUMENT; FURTHER CLARIFICATION, IF REQUIRED, MAY BE SOUGHT FROM THE AGENT OR AN ADVISER REGISTERED UNDER THE SECURITIES ACT (BRITISH COLUMBIA) OR THE SECURITIES ACT (ALBERTA).

TSX VENTURE EXCHANGE

SHORT FORM OFFERING DOCUMENT

(the "Offering Document")

EFFECTIVE DATE:  MARCH 25, 2003

NDT VENTURES LTD.

(the "Issuer")

860 - 625 Howe Street

Vancouver, B.C. V6C 2T6

Tel: (604) 687-7545  Fax: (604) 689-5041

Registrar and Transfer Agent for the Issuer's securities:

Pacific Corporate Trust Company
10th Floor, 625 Howe Street
Vancouver, BC  V6C 3B8

OFFERING OF UP TO 5,560,000 FLOW-THROUGH UNITS AND
1,390,000 NON-FLOW-THROUGH UNITS AT A PRICE OF $0.18 PER UNIT

Each flow-through unit (the "FT Unit") consists of one flow-through Common Share (the "FT Share") and one-half of one share purchase warrant (the "Warrant") of the Issuer.  Each non-flow-through unit (the "Non-FT Unit") consists of one non-flow-through Common Share (the "Non-FT Share") and one-half of one Warrant.  Each whole Warrant entitles the holder thereof to purchase one additional non-flow-through Common Share (the "Warrant Share") for a period of one year following the completion of the purchase and sale and the issuance by the Issuer of the Units (the "Closing") at the price of $0.27 per Warrant Share.  The FT Units and the Non-FT Units are sometimes herein referred to collectively as the "Units".  The Warrants will be non-transferable.

THIS OFFERING IS NOT SUBJECT TO A MINIMUM SUBSCRIPTION AND, THEREFORE, ANY FUNDS RECEIVED FROM A PURCHASER WILL BE AVAILABLE TO THE ISSUER IMMEDIATELY UPON THE ACCEPTANCE OF THE PURCHASER'S SUBSCRIPTION BY THE ISSUER AND WILL NOT BE REFUNDED TO THE PURCHASER.

The Purchasers of any FT Units or Non-FT Units under this Offering will be required to pay commissions as negotiated at the rates charged by their brokers.

The purchase of the Units described herein may result in certain tax consequences for the purchaser.  For further particulars, see Item 10(d) "Income Tax Considerations".

	Price to Investor	Commission[1]	Net Proceeds to the Issuer1 2,
Per FT Unit	$0.18	$0.0135[1]	$0.18[1]
Per Non-FT Unit	$0.18	$0.0135	$0.1665
Total Maximum Subscription	$1,251,000	$93,825	$1,157,175

1

First Associates Investments Inc. ("First Associates" or the "Agent") will receive a total commission (the "Agent's Commission") equal to 7.5% of the aggregate gross proceeds received by the Issuer from the sale of the FT Units and the Non-FT Units, payable in cash from the proceeds of the sale of the Non-FT Units.  The Agent will also receive that number of share purchase warrants (the "Agent's Warrants") equal in number to 15% of the aggregate number of FT Units and Non-FT Units sold.  Each Agent's Warrant entitles the Agent to purchase one non-flow-through Common Share (the "Agent's Warrant Share") for a period of one year following the Closing at the price of $0.20 per Agent's Warrant Share.  In addition, First Associates will receive a Corporate Finance Fee in the amount of $15,000 (plus GST).

2

Before the deduction of the costs of this Offering estimated to be $40,000 for legal, accounting and administrative expenses, which will be paid from the sale of the Non-FT Units.  For further particulars, reference is made to Item 1 "Plan of Distribution" and Item 2 "Use of Proceeds" herein.

NEITHER THE TSX VENTURE EXCHANGE (THE "EXCHANGE") NOR ANY SECURITIES REGULATORY AUTHORITY HAS IN ANY WAY PASSED UPON THE MERITS OF THE SECURITIES OFFERED UNDER THIS OFFERING DOCUMENT.

The information provided in this Offering Document is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this Offering Document.  These documents must be read together with this Offering Document in order to provide full, true and plain disclosure of all material facts relating to the securities offered by this Offering Document.  The documents listed below are not contained within, or attached to the Offering Document, and will be provided by the Issuer, at no charge, upon request.  Alternatively, the documents may be accessed by the reader of this Offering Document at the following locations:

Type of document	Date Document SEDAR Filed	Location of Document
Annual Audited Financial Statements	September 4, 2002	SEDAR Web site
Annual Information Form on US SEC Form 20-F	January 28, 2003	SEDAR Web site
Press Release	February 11 2003	SEDAR Web site
Press Release	February 17, 2003	SEDAR Web site
Material Change Report	February 27, 2003	SEDAR Web site
Press Release	February 27, 2003	SEDAR Web site
Press Release	March 3, 2003	SEDAR Web site
Engineering Report & Certificate of Qualification	March 17, 2003	SEDAR Web site
Consent Letter	March 17, 2003	SEDAR Web site
Press Release	March 18, 2003	SEDAR Web site

The Issuer's SEDAR Page Site is located at:

http//www.sedar.com.command_servlet?cmd=DisplayCompanyDocuments&issuerNo=00005637

In addition, certain of the above documents may be viewed at the Issuer's Web site which is located at:

www.northair.com/ndt

Any material change report or other continuous disclosure document filed with the Exchange, the British Columbia Securities Commission or the Alberta Securities Commission subsequent to the acceptance of the Offering Document by the Exchange and prior to the distribution of securities under this Offering Document (a "Subsequently Triggered Report") will be deemed to be incorporated by reference into this Offering Document.

Securities offered by this Offering Document are being offered under an exemption from the prospectus requirements.  Purchasers may not receive all of the information required by or have all of the rights available to a purchaser under a prospectus.

Agent:

First Associates Investments Inc.

P.O. Box 49333

Suite 1000, Bentall IV

1055 Dunsmuir Street

Vancouver, B.C. V7X 1L4

Tel: (604) 640-0342  Fax: (604) 640-0432

1.

PLAN OF DISTRIBUTION

By agreement (the "Agency Agreement") dated for reference March 18, 2003, between the Issuer and the Agent, the Agent was appointed the Issuer's agent to offer up to a total of 5,560,000 FT Units and 1,390,000 Non-FT Units (the "Offering") through the facilities of the Exchange, at a price of $0.18 per FT Unit and $0.18 per Non-FT Unit (the "Offering Price"), for maximum aggregate gross proceeds of $1,251,000 to qualified investors (the "Purchasers").  Each FT Unit consists of one FT Share and one-half of one Warrant.  Each Non-FT Unit consists of one Non-FT Share and one-half of one Warrant.  Each whole Warrant entitles the holder to purchase one additional Warrant Share for a period of one year following the Closing at a price of $0.27 per Warrant Share.  The Warrants will be non-transferable and will contain, among other things, provisions for appropriate adjustment of the class, number and price of shares issuable pursuant to any exercise thereof upon the occurrence of certain events including any subdivision, consolidation or reclassification of the shares of the Issuer, the payment of stock dividends or the reorganization or amalgamation of the Issuer.

The Issuer has not distributed any securities under a Short Form Offering Document during the 12-month period prior to the date of acceptance of this Offering Document by the Exchange (the "Effective Date").

The Offering will be conducted by the Agent on a commercially reasonable efforts basis.  For further information on the Agent's remuneration, please see the heading entitled "Commission" below.  The Offering will be made in accordance with the rules and policies of the Exchange and will take place on a day (the "Offering Day") as determined by the Agent and the Issuer, with the consent of the Exchange, within a period of 60 days from the Effective Date.

The Offering Price and the Agent's Commission were established through negotiation between the Issuer and the Agent in accordance with the policies of the Exchange.

The FT Units and Non-FT Units in this Offering are being distributed pursuant to:

(a)

BC Instrument 45-509, entitled "Short Form Offerings of Listed Securities and Units by Qualifying Issuers" and effective May 13, 2002 (the "BC Instrument") of the British Columbia Securities Commission (the "BC Commission"), which provides an exemption from the prospectus requirements of the Securities Act (British Columbia) (the "BC Securities Act") and the rules and the regulations thereto (the "BC Securities Rules") on the terms contained in the BC Instrument; and

(b)

Alberta Blanket Order 45-507 (AB), entitled "Order Under Sections 144(2), 213 and 214(1) of the Act, Offerings by CDNX Short Form Offering Document" and effective April 30, 2002 (the "AB BOR") of the Alberta Securities Commission (the "AB Commission"), which provides an exemption from the prospectus requirements of the Securities Act (Alberta) (the "AB Securities Act") and the rules and regulations thereto (the "AB Securities Rules") on the terms contained in the AB BOR.

In order to rely on the exemptions provided in the BC Instrument and the AB BOR (collectively, the "Instruments"), the following provisions will apply to the Offering:

(a)

the number of listed securities issued by the Issuer under the Offering when aggregated with the listed securities of the Issuer distributed under all Short Form Offerings twelve (12) months prior to the date of this Offering Document, cannot constitute in excess of 100% of the number of listed securities of the same class outstanding immediately before the distribution under this Offering;

(b)

the gross proceeds of the Offering, when added to the gross proceeds from all Short Form Offerings (excluding the proceeds from the exercise of warrants included therein) completed during the 12-month period immediately preceding the date of this Offering Document, do not exceed $2,000,000;

(c)

pursuant to the Instruments, the aggregate acquisition cost to a purchaser cannot exceed $40,000 or a hold period of four months from the date of Closing of the Offering will be applicable to those securities in excess of $40,000;

(d)

all securities acquired pursuant to the Offering by a purchaser who was, at the time of acquiring the security, a "Designated Hold Purchaser" (as defined in the Instruments) will be subject to a four month hold period from the date of Closing of the Offering;

(e)

pursuant to the Instruments, no more than 50% of the total Units being purchased hereunder may be subject to the aforementioned four month hold period; and

(f)

no purchaser may purchase more than 20% of the Offering.

Subscriptions will be received by the Issuer subject to rejection or allotment in its sole discretion.  The Issuer will only accept subscriptions from Purchasers to the extent that such investment qualifies for the exemption being relied upon.

The Agent will solicit subscriptions for Units only in the provinces of British Columbia and Alberta and such other jurisdictions where the Units may be sold and is restricted to Purchasers resident therein.

Closing of the Offering will take place within three business days from the Offering Day.

The Agent reserves the right to offer selling group participation in the normal course of the brokerage business to selling groups of other licensed dealers, brokers and investment dealers, who may or may not be offered part of the Agent's Commission, or other compensation to the Agent derived from this Offering.

The Purchasers of any FT Units or Non-FT Units under this Offering will be required to pay commissions as negotiated at the rates charged by their brokers.

Subscriptions for the FT Units will be made pursuant to one or more subscription agreements to be made between the Issuer and the Purchasers but executed by the Agent or one or more sub-agents of the Agent, as agent for, on behalf of and in the name of the Purchasers of the FT Units (the "Subscription Agreement").  The execution and delivery of the subscription agreement by the Agent or sub-agent of the Agent on behalf of the Purchaser will bind such Purchaser to the terms thereof as if such Purchaser had executed the Subscription Agreement personally.  As referred to above, the Agent, in turn, acknowledges that it will have authority to bind a Purchaser upon receipt of an order to purchase from the said Purchaser.

It is intended that the Issuer will renounce a portion of CEE in favour of Purchasers for FT Units on or before March 31, 2004 effective in 2003.  This renunciation will entitle residents of the Provinces of Alberta and British Columbia to deduct for federal and provincial income tax purposes the CEE which the Issuer has renounced in their favour.  See Item 10(d) "Income Tax Considerations" herein.

This Offering is not subject to a minimum subscription level and, therefore, any funds received from a Purchaser will be available to the Issuer immediately upon the acceptance of the Purchaser's subscription by the Issuer and will not be refundable to the Purchaser.

Commission

The Agent's Commission of 7.5% of the aggregate gross proceeds of the Offering is payable in cash from the proceeds of the Non-FT Units.

The Agent will also receive Agent's Warrants equal in number to 15% of the aggregate number of FT Units and Non-FT Units sold.  Each Agent's Warrant entitles the Agent to purchase one Agent's Warrant Share for a period of one year following the Closing at the price of $0.20 per Agent's Warrant Share.

First Associates, as Agent, will also receive a Corporate Finance Fee of $15,000 plus GST and will be reimbursed for its expenses incurred in connection with the Offering, including legal expenses.

Pursuant to the terms of the Agency Agreement, the Issuer will notify First Associates of the terms of any further public equity financing that it requires or proposes to obtain during the 12 months following the Closing and First Associates will have the right of first refusal to lead any such financing.  The right of first refusal must be exercised by First Associates within 15 days following the receipt of the notice by notifying the Issuer that they will provide such financing on the terms set out in the notice.  If First Associates fails to give notice within the 15 days that they will provide such financing upon the terms set out in the notice, the Issuer will then be free to make other arrangements to obtain financing from another source on the same terms or on terms no less favourable to the Issuer, subject to obtaining the acceptance of the applicable regulatory authorities.  The right of first refusal will not terminate if, on receipt of any notice from the Issuer, First Associates fails to exercise the right.  The right of first refusal will terminate if the Offering is not made by the Agent within the period provided for in the Agency Agreement.

The Agent may terminate its obligations under the Agency Agreement at any time before the Closing if, among other things, there is an occurrence of any nature which, in the opinion of the Agent seriously affects the financial markets, the business of the Issuer or the ability of the Agent to perform its obligations under the Agency Agreement or an investor's decision to purchase the Units. The Agent may also terminate its obligations under the Agency Agreement if the Units, cannot, in the opinion of the Agent, be profitably marketed due to the state of financial markets.

To the knowledge of the Issuer, the number of Common Shares of the Issuer beneficially owned, directly or indirectly, by the Agent, any person or issuer registered or required to be registered under securities legislation to trade on behalf of the Agent, the partners of the Agent, employee security holders of the Agent, or any of such person or company's associated parties (collectively the "Professional Group") as of the date of this Offering Document is 63,000 Common Shares.

2.

USE OF PROCEEDS

If the Offering is fully subscribed, the Issuer will receive net proceeds of $1,157,175, prior to deduction of estimated legal, accounting and administrative expenses incurred in connection with the Offering.

The net proceeds to be received by the Issuer from the Offering, together with the estimated working capital of the Issuer as of February 28, 2003 in the amount of $1,100,000 will be used by the Issuer to conduct exploration on its Fury, Sarcpa and Gem Properties (hereinafter referred to as the "Melville Project") in Nunavut and for working capital.

Funds Available: 1

Maximum Subscription
Net proceeds of the Offering [2]	$1,157,175
Issuer's estimated working capital as at February 28, 2003	$1,100,000
Total Funds Available	$2,257,175

Principal Purposes, in order of priority: 3

(a) Proceeds from Non-FT Units	Maximum Subscription
To pay the Agent's Commission	$93,825
To pay the costs of the Offering	$40,000
To pay Corporate Finance Fee to First Associates ($15,000 + GST)	$16,050
To be added to working capital	$100,325
Total	$250,200

(b) Proceeds from FT Units
To fund the Issuer's 50% share[4] of the first stage exploration program on the Issuer's Melville Project in Nunavut:
Airborne geophysical survey (approximately 200m spaced lines; magnetics only; 18,900 line kilometres cumulative plus mobilization/demobilization) :	$125,000
On site quality control by an independent geophysicist:	$5,000
Collection of about 220 till samples (@ $500 (Issuer's share) per sample all-up which includes accommodation, travel, taxis, camp and field equipment and supplies, analytical, sample freight):	$110,000
Ground geophysical surveying (20 grids)	$100,000
Drilling 1,000m @ $225 (Issuer's share) per meter all up	$225,000
To fund next stage drill program on the Melville Project	$435,800
Total	$1,000,800
Total Proceeds of Non-FT Units and FT Units	$1,251,000

1

Excluding any proceeds that may be realized by the Issuer from the exercise of outstanding options and warrants (see Item 8 "Options to Purchase Securities of the Issuer" herein).

2

Net proceeds of the Offering are prior to deduction of estimated legal, accounting and administrative expenses incurred in connection with the Offering expected to be approximately $40,000.

3

If the Offering is not fully subscribed, the funds will be spent in the order of priority listed within each category.

4

Funding of the remaining 50% of the costs of the first stage exploration program is the responsibility of Navigator Exploration Corp. (see Item 3 "Business of the Issuer" herein).

As the Offering is being conducted on a commercially reasonable efforts basis, there is no guarantee that the Issuer will derive gross proceeds of $1,251,000 from the sale of the FT Units and Non-FT Units.  The Offering is not subject to a minimum subscription.  In the event that the maximum subscription is not achieved, and correspondingly the net proceeds of the Offering are less than $1,157,175, the actual proceeds from the sale of the Units may be used to fund part of the Issuer's proposed exploration program on the Melville Project in Nunavut.

The Melville Project consists of three separate blocks of prospecting permits covering approximately 1,000,000 acres on the Melville Peninsula and Baffin Island, known as Fury, Sarcpa and Gem.  The proposed exploration program will encompass exploration on all three blocks of prospecting permits as described under Item 3 "Business of the Issuer".

The Issuer's exploration program will consist of high resolution airborne geophysical survey over the entire area covered by mineral permits, reconnaissance prospecting, mapping and till sampling, and complete gridding and ground geophysical surveying over those land based priority magnetic targets.  It is anticipated that these activities will be carried out from April 2003 through September 2004, and that the Issuer's estimated cost for the program will be approximately $565,000.  Factors that may impede or delay this timetable include weather conditions and availability of aircraft, equipment or personnel.  Based upon results from the first stage, exploration, drill targets and/or specific drill collars may be chosen as part of a proposed further drill program.

In the event that the Issuer's funding requirements for the exploration program are less than the proceeds of sale of the FT Units, or in the event that the exploration program does not proceed, the Issuer plans to take all steps required to spend all of the proceeds from the sale of the FT Units on "Canadian exploration expense" within the meaning of that phrase as discussed under Item 10(d) "Income Tax Considerations" herein.  For further information on the proposed program please refer to Item 3 "Business of the Issuer" and the documentation incorporated by reference as disclosed in the chart on Cover Page 2 of this Offering Document.  For further information on the tax consequences for the Purchaser, please refer to Item 10(d) "Income Tax Considerations" herein.

Upon receipt of the necessary funds, there are no significant factors which would delay or impede the commencement of the program.  Minor delays may occur due to weather and the availability of equipment or personnel.

The proceeds of this Offering are intended to be used for the purposes set forth above.  However, the Issuer reserves the right to redirect any portion of the funds in such manner as it considers to be in the best interests of the shareholders, based upon advice from a qualified geological consultant, if applicable.  In any event, the Issuer will ensure that it uses the proceeds from the sale of the FT Units to incur "Canadian exploration expense" within the meaning of that phrase as discussed under Item 10(d) "Income Tax Considerations" herein.

There are no payments of cash, securities or other considerations being made, or to be made, to a related party, promoter, finder or any other person or company in connection with this Offering except as disclosed herein.

3.

BUSINESS OF THE ISSUER

The principal business carried on and intended to be carried on by the Issuer is the acquisition, exploration and development of natural resource properties.  All of the Issuer's properties are in the exploration stage.

Melville Project

The Issuer has acquired, through an option agreement (the "Melville Option Agreement") dated December 31, 2002, interests in three separate blocks of prospecting permits covering approximately 1,000,000 acres on the Melville Peninsula and Baffin Island in Nunavut known as Fury, Sarcpa and Gem and collectively referred to herein as the "Melville Project".  An exploration program of airborne geophysics, follow up ground geophysics, till sampling, geological mapping, prospecting and diamond drilling is planned for Melville Project.

The Melville Project is the subject of a Technical Report titled "Technical Report for the Fury, Sarcpa and Gem Properties, Melville Peninsula and Baffin Island, Nunavut, Canada" by Dean J. Besserer, B. Sc., P. Geol., dated March 7, 2003 which has been filed with the BC Commission, the AB Commission and the Ontario Securities Commission ("ON Commission").

Effective December 31, 2002, the Issuer and Navigator Exploration Corp. ("Navigator") (together the "Optionees"), as tenants in common, were granted an option (the "Option") to acquire a collective 60% interest (30% each to the Issuer and Navigator) in exploration permits covering approximately 1,000,000 acres on the Melville Peninsula and Baffin Island from Stornoway Ventures Ltd. ("Stornoway"), Northern Empire Minerals Ltd. ("Empire") and Hunter Exploration Group ("Hunter") (together the "Optionors"). The Issuer has certain directors and officers in common with Stornoway and Empire.  Hunter is an unincorporated joint venture which is at arm's length to the Issuer.

The Issuer and Navigator will earn their respective interest by:

(a)

funding in equal amounts the acquisition costs of the Melville Project prospecting permits;

(b)

each issuing to Hunter 100,000 common shares in their respective capital and 100,000 warrants exercisable to purchase 100,000 additional shares of the Issuer and Navigator for a period of one year at a price equal to 125% of the average closing price of the relevant company's shares for the five trading days after the Issuer and Navigator publicly announced the agreement, being February 11, 2003; and

(c)

incurring exploration expenditures of $1,000,000 and filing all representation work necessary to maintain all or a portion of the Melville Project in good standing until an aggregate of $1,000,000 has been spent on exploration expenditures.

The Melville Project is subject to a 2% gross overriding royalty on all mineral production, including gemstone production, retained by Hunter.  The Issuer and Navigator may reduce this royalty to 1% by paying an aggregate of $3,000,000.  In addition, the Melville Project is subject to a 2% net smelter return royalty from the sale of ore or ore concentrates or other products therefrom.

If one of the Issuer or Navigator decide not to complete its conditions for earning a 30% interest in the Melville Project, the other party may elect to complete such conditions and earn a 60% interest in the Melville Project on its own, but shall not be entitled to complete 50% of the remaining conditions and earn a 30% interest.  If the Issuer or Navigator or both of them fail to comply with the conditions for exercise of the Option, the Melville Option Agreement shall terminate.  Until exercise of the Option, the Issuer and Navigator shall be joint operators of exploration on the Melville Project.  On or before March 31 in each year until after formation of a joint venture amongst the Optionors and the Optionees, the operator shall prepare and submit proposed exploration programs and budget to the management committee (to consist of 2 appointees each of the Issuer and Navigator) for the following 12 months.  If the Issuer and Navigator cannot agree on a program and budget, the disagreement will be submitted to arbitration.  The Optionees must give 60 days' notice to the Optionors of their intention to drop any portion of the Melville Project and, upon expiry of such 60 day period:

(a)

the Optionees shall have no further responsibility to maintain in good-standing the portion(s) of the Melville Project in respect of which it gave notice; and

(b)

the portion(s) so dropped will be excluded from the terms of the Melville Option Agreement.

Upon the Optionees exercising the option and earning a 60% interest in all or some portion of the Melville Project, a joint venture in respect of the Melville Project will be formed:

After formation of such joint venture and until such time that the joint venture spends an additional $9 million on exploration expenditures, Hunter will be carried for all exploration expenditures on the property.  During this period up until an additional $9 million has been spent, the parties agree to contribute the following proportional amounts to each budget:

(a)

the Issuer as to 33.3%

(b)

Navigator as to 33.3%

(c)

Stornoway as to 16.7%; and

(d)

Empire as to 16.7%.

Those parties who do not contribute their proportionate amounts to each budget shall become subject to Standard Dilution, as defined below.

After the joint venture has spent the further $9 million, the Issuer, Navigator, Stornoway, Empire and Hunter shall each be obligated to contribute their proportionate share of all future programs on the Melville Project as follows:

(a)

Navigator as to 30%

(b)

NDT as to 30%

(c)

Stornoway as to 15%

(d)

Northern Empire as to 15%; and

(e)

Hunter as to 10%.

Those parties who do not contribute their proportionate amounts to each budget shall become subject to Standard Dilution, as defined below.

For the purposes of the Melville Option Agreement, "Standard Dilution" refers to a calculation of a party's interest as a fraction, the numerator of which is the party's deemed and actual expenditures on the project at the relevant time and the denominator of which is the aggregate deemed and actual expenditures of all parties at such time.

Programs and budgets of the joint venture for exploration and development of the Melville Project will be prepared by the operator and submitted to a management committee comprised of one nominee from each partner, voting to be one vote for each percentage interest held in the joint venture.  The operator will be the Issuer and Navigator jointly, initially, and will be the party with the largest participating interest in the joint venture if one of the operator's interests is diluted.  If any partner wishes to sell its interest, that interest shall first be offered on a pro-rata basis to the remaining partners.

The Exchange approved the Melville Option Agreement on February 26, 2003 and the Issuer has issued 100,000 Common Shares to Hunter together with a share purchase warrant which entitles Hunter, or its assignees, to purchase a further 100,000 Common Shares of the Issuer at $0.19 per share until February 11, 2004.  Reference is made to "Item 8 - Options to Purchase Securities of the Issuer" for the names of the warrantholders.  The Issuer has also paid $50,000 to the Optionors representing its share of the acquisition costs for the property permits.

Fox Property

The Fox Property is comprised of three contiguous federal mineral claims covering a total of 6972.95 acres and is located 90 km northwest of Rankin Inlet, Nunavut. Access is by helicopter from Rankin Inlet.

Pursuant to an option agreement dated May 31, 2002, the Issuer has the right to acquire up to a 75% interest in the Fox Property from Comaplex Minerals Corporation ("Comaplex"). The Issuer can acquire an initial 51% over a three year period by paying Comaplex $50,000, incurring $375,000 in exploration expenditures and issuing an aggregate of 200,000 common shares to Comaplex. Upon earning an initial interest, the Issuer will have an additional option to earn another 24% in consideration of a further payment of $100,000, incurring an additional $750,000 of exploration and issuing a further 300,000 common shares. Alternatively, a joint venture will be formed.

The Exchange approved this transaction on June 5, 2002 and accordingly the Issuer has issued the initial 50,000 Common Shares to Comaplex.

The Issuer has staked additional mineral claims outside of the original claim block optioned from Comaplex.

The Fox Property is the subject matter of a Technical Report entitled "Qualifying Report on the Fox Property" by David Visagie, professional geoscientist, dated November 4, 2002 and filed with the BC Commission, the AB Commission and the ON Commission.

Nevada, USA Properties

Pursuant to a letter agreement dated August 6, 2002, with arm's length vendors, the Issuer has the option to acquire a 100% interest in three exploration properties known as the Black Hills, Jenny and Hannah for consideration to be paid over a four-year period commencing September 5, 2002 of US$250,000 and 575,000 Common Shares. The Issuer will also be required to maintain the mineral claims in good standing during the term of the option. The vendors retain a 2% Net Smelter Return Royalty which the Issuer may reduce to 1% for US$1,000,000. Pursuant to an agreement dated July 25, 2002 between the Issuer and an arm's length geologic consultant, the Issuer has agreed to pay a finder's fee of US$2,500, 25,000 common shares and 5% of field expenditures up to a maximum of US$200,000 payable quarterly to the finder for his efforts in assisting the Issuer to acquire these three properties.

The Exchange approved these transactions on September 5, 2002. The Issuer has issued the initial 25,000 Common Shares to the vendors and 25,000 Common Shares to the finder.  The Issuer has paid the initial cash payments due to the Optionors and the Finder.

Pursuant to a letter agreement dated August 26, 2002 between the Issuer and Calloway Exploration Services, L.L.C. ("Calloway"), the Issuer has the option to acquire a 100% interest in the CC Project situated in the Fairview Mining District of Churchill County, Nevada for consideration of US$500,000, US$500,000 in exploration expenditures and 685,000 common shares over a five-year period commencing September 10, 2002. The Issuer is obligated to complete US$50,000 of exploration expenditures, including a minimum of 1,500 feet of reverse circulation drilling, in the first year of the option. The Issuer is also required to maintain the mineral claims in good standing during the term of the option and to employ Victor Calloway, President of Calloway or his alternate for a minimum number of days during the initial two years. A 3% Net Smelter Return Royalty is retained by Calloway that can be reduced to 1% for US$1,500,000, subject to further review and approval of the Exchange.  The Issuer and Calloway are at arm's length Pursuant to an agreement dated August 20, 2002, between the Issuer and an arm's length consultant, the Issuer has agreed to pay a finder's fee of US$2,500, 32,767 common shares and 10% of field expenditures up to a maximum of US$250,000 payable quarterly to the finder in consideration for his efforts in assisting the Issuer in acquiring the CC Project.

The Exchange approved these transactions on September 10, 2002. The Issuer has issued the initial 50,000 Common Shares to Calloway and 32,767 Common Shares to the finder.  The Issuer has paid the initial cash payments due to the Optionors and the Finder.

Other Properties

The Issuer also maintains mineral properties in Labrador, Canada and Chubat Province, Argentina.

4.

RISK FACTORS

The securities offered hereunder must be considered highly speculative due to the nature of the Issuer's business.  Prospective investors should carefully consider the information presented in this Offering Document and each document incorporated by reference before purchasing the FT Units and/or Non-FT Units offered under this Offering Document.  In particular, refer to the narrative under the caption "Item 3 Key Information - D. Risk Factors" in the Issuer's Annual Information Form on US SEC Form 20-F for details of the risks associated with an investment in the securities of the Issuer in addition to the following:

Title Risks

Although the Issuer has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned.  The Issuer's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.  Surveys have not been carried out on any of the Issuer's mineral properties and, therefore, in accordance with the laws of the jurisdiction in which such properties are situated; their existence and area could be in doubt.

Diamond Markets

The Issuer's primary target is a commercial diamond-bearing kimberlite.  There is no quoted market for diamonds as there is for most other products of mining such as gold, silver, copper and zinc, etc.  Approximately 65% of the world's rough diamond production is purchased by the Central Selling Organization ("CSO"), a wholly-owned subsidiary of De Beers, and part of the Anglo American Group.  The remaining 35% is sold on the open market.  The CSO is a single channel diamond marketing operation working to the benefit of a relatively small number of producers.  The CSO manages the marketing of diamonds by, among other things, maintaining a rough diamond stockpile to manage short-term price pressures resulting from fluctuations in supply and demand, and by having deferred purchase provisions in the CSO's agreement with producers.

The market price of rough diamonds is dependent on an efficient market management system.  The CSO's predominant role in the world diamond market has been challenged in the 1990s, particularly by rebel production in Angola and Sierra Leone and by independent producers carrying out their own marketing.  Although the marketing of diamonds has been efficiently managed for over 60 years, there is no guarantee that it will continue.  De Beers has disclosed publicly that the role of the CSO will change, and that De Beers will place emphasis in the future on the becoming the "Supplier of Choice".  This is a new strategy that is expected to refine De Beers' ability to supply the right goods to those leading diamantaires who are able to market and distribute them most efficiently.

In January, 2001, De Beers announced an agreement with LVMH Moet Hennessy Louis Vuitton to establish an independently managed and operated company to develop the global consumer brand potential of the "De Beers" name.

The impact of these new strategies on the market value of rough diamonds is difficult to predict.

Exploration and Development

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production.  The marketability of minerals acquired or discovered by the Issuer may be affected by numerous factors which are beyond the control of the Issuer and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Issuer not receiving an adequate return of investment capital.

The market for rough diamonds is largely controlled by the world's largest diamond producer, De Beers, which has the ability to influence prices through the control of sales volumes.  Detailed information about rough diamond supply and demand is not readily available.  Unlike gold or silver, there is no publicly quoted benchmark price for rough diamonds.  Each diamond is individually assessed for size, colour, shape and other qualities.  A carat, which equals 200 milligrams, is the conventional measure for a diamond's weight.  Carats are the first reference point for a diamond deposit because weight is easily and objectively determined.  The weight of diamonds relative to kimberlite ore determines the grade of reserves in carats per tonne.  The determination of value is a matter of expert opinion.  Individual characteristics of a diamond are compared with the current market for diamonds with similar characteristics.  This process is subjective because shape, colour and clarity characteristics are difficult to quantify.

All of the claims to which the Issuer has a right to acquire an interest are in the exploration stages only and are without a known body of commercial ore. Development of the subject mineral properties would follow only if favorable exploration results are obtained. The business of exploration for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.

There is no assurance that the Issuer's mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Issuer's operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

There is no assurance that the Exchange will approve the acquisitions of any additional properties by the Issuer, whether by way of option or otherwise.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur.  It is not always possible to fully insure against such risks and the Issuer may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Issuer.

Nunavut Settlement

Under the Nunavut Final Agreement entered into between the Government of Canada and the Inuit of the Nunavut Settlement Area of the Northwest Territories, the Inuit were granted ownership of 355,968 square kilometres of land (the "Inuit Owned Lands") in the Settlement Area, including ownership of subsurface rights in 37,491 square kilometres of these lands . Two forms of land tenure were established in favour of the Inuit:

1.

fee simple including the mines and minerals found to exist within, upon or under such lands; or

2.

fee simple excluding the mines and minerals within, upon or under such lands, together with the right to work the same, but including the right to all construction stone, sand, and gravel, limestone, marble, gypsum, shale, clay volcanic ash, earth, soil, diatomaceous earth, soil, ochre, marl, peat and carving stone.

Portions of the Melville Project are located on Inuit Owned Lands as discussed under (2) above. Surface title to all Inuit Owned Lands is divided among three Regional Inuit Associations which will be responsible for the administration and management of surface lands falling within their respective jurisdictions, including the granting of third party surface rights in those lands. Subsurface title to Inuit Owned Lands will be held by Nunavut Tunngavik Incorporated ("Nunavut Tunngavik"), which will be responsible in consultation with the Inuit Associations, for the administration and management of subsurface rights in those lands, including the granting of third party subsurface interests in those lands.

New third party interests in Inuit Owned Lands will now be granted, in the case of surface rights, by the appropriate Regional Inuit Association and, where applicable, in the case of subsurface rights by Nunavut Tunngavik. Nunavut Tunngavik has a comprehensive policy and procedures manual relating to the granting of surface rights in Inuit Owned Lands and, where applicable, subsurface rights.

With respect to the Issuer's Melville Project:

(a)

Subsurface rights will be administered by the Designated Inuit Organization ("DIO") and subject to the rules established by the DIO; Nunavut Tunngavik is the DIO in respect of subsurface rights and the Regional Inuit Association is the DIO in respect of surface rights.

(b)

Surface access is allowed pursuant to Article 21 of the Nunavut Final Agreement, however, since the Inuit have the surface title to some of the area of the Issuer's Melville Project, land use permits and other permits will be required.

Failure to obtain the necessary permits, authorizations and permissions in a timely manner could limit or curtail the Issuer's exploration activities.

Environmental Regulations, Permits and Licenses

The Issuer's operations may be subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in imposition of fines and penalties.  In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner, which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.  The Issuer intends to fully comply with all environmental regulations.

The current or future operations of the Issuer, including development activities and commencement of production on its properties, require permits from various, federal, provincial or territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.

Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Issuer obtain permits from various governmental agencies.  There can be no assurance, however, that all permits which the Issuer may require for its operations and exploration activities will be obtainable on reasonable terms or on a timely basis or such laws and regulations would not have an adverse effect on any mining project which the Issuer might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Issuer and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of the Issuer's knowledge, it is operating in compliance with all applicable rules and regulations.

Competition and Agreements with Other Parties

The mining industry is intensely competitive in all its phases, and the Issuer competes with other companies that have greater financial resources and technical facilities.  Competition could adversely affect the Issuer's ability to acquire suitable properties or prospects in the future.

The Issuer may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and it may have its interest in the properties subject to such agreements reduced as a result.  Also, if other parties to such agreements do not meet their share of such costs, the Issuer may not be able to finance the expenditures required to complete recommended programs.

Property Risks

In the event that the Issuer's funding requirements for the 2003 exploration program(s) is less than the proceeds of sale of the FT Units, or in the event that the 2003 exploration program(s) does not proceed, the Issuer plans to take all reasonable steps to spend all of the proceeds of sale of the FT Units on Canadian diamond exploration.  For further information on the Melville Project please refer to Item 3 "Business of the Issuer" and the documentation incorporated by reference as disclosed in the chart on page 2 of this Offering Document.  For further information on the tax consequences for the Subscriber, please refer to Item 10(d) "Income Tax Considerations".

Resale of Shares

The continued operation of the Issuer will be dependent upon its ability to generate operating revenues and to procure additional financing.  There can be no assurance that any such revenues can be generated or that other financing can be obtained.  If the Issuer is unable to generate such revenues or obtain such additional financing, any investment in the Issuer may be lost.  In such event, the probability of resale of the shares purchased would be diminished.

Foreign Currency Exchange

The Issuer's exploration activities outside of Canada make it subject to foreign currency fluctuations and this may adversely affect the Issuer's financial position and results of operations. The Issuer does not currently engage in currency hedging activities other than maintaining some funds in U.S. dollar investments until such time as funds are required.

Management

The success of the operations and activities of the Issuer is dependent to a large extent on the efforts and abilities of its management. Investors must be willing to rely to a significant extent on the discretion and judgment of the Issuer's management. Locating mineral deposits depends upon a number of factors, including the expertise and skill of the exploration personnel involved.

The loss of services of any of its management could have a material adverse effect on the Issuer. The Issuer has not entered into employment agreements with any of its officers and does not expect to do so in the foreseeable future. The Issuer does not maintain key employee insurance on any of its officers or directors. To date, the Issuer has not engaged in succession planning.

Conflicts of Interest

Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Issuer.  Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Company Act (British Columbia).

Some of the directors and officers of the Issuer are or may become directors or officers of other companies engaged in other business ventures.  In order to avoid the possible conflict of interest which may arise between the directors' duties to the Issuer and their duties to the other companies on whose boards they serve, the directors and officers of the Issuer have agreed to the following:

1.

participation in other business ventures offered to the directors will be allocated between the various companies on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate;

2.

no commissions or other extraordinary consideration will be paid to such directors and officers; and

1.

business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to the Issuer except on the same or better terms than the basis on which they are offered to third party participants.

Tax Issues

Income tax consequences in relation to the FT Units will vary according to circumstances of each investor.  Reference is made to section Item 10(d) "Income Tax Considerations" herein.  Although it is not common to obtain an advance income tax ruling for an offering such as this, no such ruling has been obtained or sought from the Canada Customs and Revenue Agency ("CCRA") for this offering.  There may be disagreements with the CCRA with respect to certain tax consequences associated with an acquisition of the FT Shares.  The alternative minimum tax could limit tax benefits available to Purchasers.  Prospective investors should seek independent advice from their own tax and legal advisers prior to subscribing for the FT Units.

5.

ACQUISITIONS

The Issuer does not intend to use the proceeds of this Offering to finance a material acquisition of an asset, property or existing business that has not received Exchange acceptance.  Reference is made to Item 2 "Use of Proceeds" herein.

6.

CORPORATE INFORMATION

The authorized capital of the Issuer consists of 100,000,000 Common Shares without par value, of which as at the date of this Offering Document a total of 25,959,745 Common Shares are issued and outstanding.

All Common Shares of the Issuer rank equally as to dividends, voting powers and participation in assets and in all other respects.  Each share carries one vote at meetings of the shareholders of the Issuer.  There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares.  The shares presently issued are not subject to any calls or assessments.

The following represents the Issuer's share capital before and after the issuance of up to 6,950,000 Common Shares offered under this Offering:

Number of Issued Securities
Issued as of March 17, 2003	25,959,745
To be issued in connection with the Offering[1]	6,950,000
Total issued if Offering is fully subscribed	32,909,745

1

Assumes the Offering is fully subscribed but excludes Common Shares issuable on exercise of the Warrants, the Agent's Warrants and other outstanding share purchase warrants and options of the Issuer.

7.

DIRECTORS, OFFICERS, PROMOTERS AND PRINCIPAL HOLDERS OF VOTING SECURITIES

(a)

The following are the names, municipalities of residence, current positions and offices with the Issuer, number and percentage of Common Shares held and principal occupations within the preceding five years of all of the directors, officers, promoters and principal holders of Common Shares of the Issuer:

Name, Municipality of Residence and Current Position with Issuer	Principal Occupation for the Past Five Years	Common Shares owned as of the conclusion of the Offering2 3	% of Issued Shares[3]
Frederic G. Hewett Coquitlam, B.C., Canada Chief Executive Officer, President and Director	Professional engineer and geologist; Director and senior officer of the Northair Group of Companies[4], a group of public mining and exploration and development companies	112,000.34%
D. Bruce McLeod [1] North Vancouver, B.C., Canada Vice President, Chief Financial Officer and Director	Professional mining engineer; Director and senior officer of the Northair Group of Companies[4], a group of public mining and exploration and development companies; Director and senior officer of Sherwood Mining Corporation; Director of Geologix Exploration Inc.; former director of Zen International Resources Ltd. and Blackrun Ventures Inc.	263,500.80%
Donald A. McLeod West Vancouver, B.C., Canada Chairman, Director	Retired businessman; Director and senior officer of the Northair Group of Companies[4], (except Northern Empire Minerals Ltd.) a group of public mining, exploration and development companies	70,000.21%
Thomas H. Burkhart Vice President, Exploration Camino, California, USA	Geologist	2,000.006%
Alfred C. Kwong Controller Richmond, B.C., Canada	Chartered Accountant; Controller of the Northair Group of Companies[4], a group of public mining and exploration and development companies	Nil	0%
Gail Sharp Salt Spring Island, B.C., Canada Secretary	Corporate Secretary of Northair Group of Companies[4], a group of public mining and exploration and development companies	Nil	0%
Neil Briggs[1] West Vancouver B.C. Canada Director	Geologist; President and director of Playfair Mining Inc and Rupert Resources Ltd.; director of Kermode Resources Ltd. and Buchans River Ltd.	Nil	0%
Donald Moore[1] Lions Bay, B.C., Canada Director	Independent consultant; President and director of Kermode Resources Ltd.; director and senior officer of Rupert Resources Ltd.; director of Playfair Mining Ltd.	Nil	0%
Bruce Grant St. John's, Nfld., Canada Director	Senior partner of Stewart McKelvey Sterling Scales, Barristers and Solicitors	3,000.009%
James P. Stewart Edmonton, AB, Canada Director	Professional geologist; Co-founder, President and director of Finachetto Finance Corp.; Vice President of Cadero Resource Corp.	Nil	0%

1

Member of Audit Committee.

2

All shares are unrestricted unless otherwise noted and include shares owned both directly and indirectly.  The Issuer has no shares subject to escrow conditions.

3

Assumes the Offering is fully subscribed, that none of the persons listed above participated in the Offering, that none of the persons listed above has sold any of his or her shareholdings since the date of this Offering Document, but excludes Common Shares issued on exercise of the Warrants, the Agent's Warrants and outstanding share purchase warrants and options.  Based on 25,959,745 common shares issued and outstanding as of the date of this Offering Document.

4

International Northair Mines Ltd., NDT Ventures Ltd., Tenajon Resources Corp., Troon Ventures Ltd., Northern Empire Minerals Ltd., Stornoway Ventures Ltd.

The Issuer's Articles provide for the election and retirement of directors by rotation.  At each annual general meeting, one-half of the number of directors, or if their number is not a multiple of two, then the nearest to, but not exceeding, one-half shall retire from office.  The directors to retire are those who have been longest in office since their last election or appointment.  As between persons who become directors on the same day, those to retire shall, in default of agreement between them, be determined by lot.

There are no "promoters" as that term is defined in the BC Securities Act and the AB Securities Act.  No director or officer is an "associate" of another director or officer except that D. Bruce McLeod is an associate of Donald A. McLeod.

(b)

No director, officer or promoter of the Issuer is, or within the five years prior to the date of this Offering Document has been, a director, officer or promoter of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy, or insolvency, or has been subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

(c)

No director officer or promoter of the Issuer has, within 10 years prior to the date of this Offering Document, been subject to any penalties or sanctions imposed by a court or securities regulator authority relating to trading in securities, promotion or management of a publicly traded issuer, or theft or fraud.

(d)

To the knowledge of the signatories hereto, no person owns, beneficially, directly or indirectly, more than 10% of the Common Shares of the Issuer.

8.

OPTIONS TO PURCHASE SECURITIES OF THE ISSUER

Securities held by Insiders or Promoters

The number of options, share purchase warrants or other rights to acquire securities held by insiders outstanding as of the date hereof are as follows:

Options Granted to Insiders

Name	No. of Shares Subject to Option	Price per Common Share	Expiry Date of Option
Fred G. Hewett	100,000 200,000	$0.15 $0.15	04/11/04 02/17/08
D. Bruce McLeod	125,000 175,000	$0.15 $0.15	04/11/04 02/17/08
Thomas H. Burkhart	300,000	$0.15	04/11/04
Donald A. McLeod	150,000	$0.15	04/11/04
Gail Sharp	100,000	$0.15	02/17/08
Alfred Kwong	100,000	$0.15	02/17/08
Donald Moore	150,000	$0.15	02/17/08
Neil Briggs	150,000	$0.15	02/17/08
James Stewart	150,000	$0.15	02/17/08
Bruce Grant	150,000	$0.15	02/17/08
Total:	1,850,000

Options Granted to Non-Insider Employees

There are 165,000 Common Shares issuable pursuant to stock options granted to employees at an exercise price of $0.15 per share until April 11, 2004 (as to 5,000) and February 17, 2008 (as to 160,000).

The aforesaid options are non-assignable and have been granted as incentives and not in lieu of any compensation for services.

Warrants

Name	No. of Share Purchase Warrants	Price per Common Share	Expiry Date of Warrant

524520 B.C. Ltd.	32,334	$0.19	February 11, 2004
344967 B.C. Ltd.	32,333	$0.19	February 11, 2004
Adam Vary	32,333	$0.19	February 11, 2004
Selina Collins	1,000	$0.19	February 11, 2004
Mike Sieb	2,000	$0.19	February 11, 2004

9.

SECURITIES OF THE ISSUER HELD IN ESCROW

As of the date of hereof, there are no shares held in escrow.

10.

PARTICULARS OF ANY OTHER MATERIAL FACTS

(a)

Legal Proceedings

Neither the Issuer nor any of its properties is the subject of any actual or pending legal proceedings nor are any such proceedings known to be contemplated.

(b)

Properties to be acquired

Regulatory acceptance has been obtained for all of the Issuer's properties.

(c)

Liabilities

The liabilities (including bonds, debentures, notes or other debt obligations) of the Issuer have not significantly increased or altered subsequent to the date of the most recent financial statements filed with the BC Securities Commission the AB Securities Commission and the ON Securities Commission.

(d)

Income Tax Considerations

In the opinion of Thorsteinssons Tax Lawyers, the Issuer's special tax counsel, the following discussion of the federal income tax consequences of the purchase of Units is a fair and adequate summary of the principal Canadian federal income tax consequences generally applicable to Purchasers of Units who, for purposes of the Income Tax Act (Canada) (the "ITA") are individuals or corporations (other than "principal business corporations", defined in essence as corporations whose principal business is the exploitation of natural resources) that, at all times, are resident in Canada, hold the FT Shares,  Non-FT Shares and Warrants comprising the Units as capital property and deal at arm's length with the Issuer. FT Shares and Non-FT Shares are sometimes referred to below, collectively, as "Common Shares".

This summary is based upon the current provisions of the ITA, the regulations thereunder (the "Regulations"), counsel's understanding of the current administrative practices of the Canada Customs and Revenue Agency (the "CCRA") and all proposed amendments (the "Tax Proposals") to the ITA and Regulations publicly announced by the Minister of Finance prior to the date hereof. This summary assumes the Tax Proposals will be enacted as proposed and does not take into account or anticipate any other changes in law whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations. No assurances can be given that such Tax Proposals will be enacted as proposed or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not applicable to Purchasers who are non-residents of Canada, partnerships, trusts or "principal business corporations" within the meaning of the ITA or whose business includes trading or dealing in petroleum, natural gas or mineral rights. Further, this summary is not applicable to corporations which are "financial institutions" for purposes of the "mark-to-market" provisions of the ITA, to any person an investment in which would constitute a "tax shelter" for purposes of the ITA, nor to agents acting on behalf of the Issuer.

This summary also assumes that the Issuer will make all filings in respect of the issue of the FT Shares and the renunciation of "Canadian exploration expense" (as defined in the ITA) ("CEE") in the manner and within the time required by the ITA, the Regulations and the Flow-Through Unit Agreement in substantially the form attached as Schedule "A" to this Offering Document (the "Subscription Agreement"), and that all renunciations will be validly made.  In addition, while the Issuer will furnish each Purchaser of FT Units with information relevant to the Purchaser's Canadian federal and provincial tax returns, the preparation and filing of such returns will remain the responsibility of each Purchaser.  This summary is based upon a representation by the Issuer that it will be a "principal business corporation" for purposes of the ITA at all material times and that the FT Shares will not be prescribed shares under the relevant provisions of the Regulations.

The income tax consequences relating to a Purchaser of Units will vary depending upon a number of factors, including the particular province in which the Purchaser resides, carries on business or has a permanent establishment, the amount that would be the Purchaser's taxable income but for the purchase of the Units, and whether the Purchaser is an individual or a corporation.

The following discussion of the income tax consequences is, therefore, of a general nature only and is not intended to constitute a complete analysis of all the income tax consequences and is not intended to constitute income tax advice to any particular Purchaser. Accordingly, Purchasers are urged to consult their own income tax advisors with respect to the income tax consequences which will result from an investment in Units, and as a result in the FT Shares, the Non-FT Shares  and the Warrants.

Allocation of Purchase Price

Purchasers of the Units will be required to allocate the purchase price paid for each Unit on a reasonable basis between the Common Share and the Warrant comprising the Unit in order to determine the respective costs for the purposes of the ITA. Of the $0.18 purchase price for each Unit, the Issuer will allocate  $0.179 to each FT Share or Non-FT Share, and $0.001 to each Warrant, and believes this allocation is reasonable. Such allocation will not bind the CCRA.  Purchasers of Units should consult their own tax advisers. The amount allocable to acquire FT Shares comprised in the Units will be available for renunciation to Purchasers thereof, provided the Issuer uses the funds so allocated to incur CEE and otherwise in accordance with the Subscription Agreement.

Canadian Exploration Expense

Any CEE incurred by the Issuer and renounced by it to a Purchaser of FT Shares in accordance with the terms of the Subscription Agreement and pursuant to the ITA will, at the effective date of such renunciation, be considered as CEE incurred by the Purchaser and a corresponding amount will be added to the Purchaser's cumulative CEE tax account or  pool. The renunciation mechanism is described in the Subscription Agreement.

Subject to important restrictions imposed by the ITA, if a Purchaser enters into a Subscription Agreement, and pays cash for the FT Shares in a particular calendar year, it will generally be possible for the Issuer to renounce to that Purchaser, with an effective date of December 31 of the particular year, a certain kind of CEE (to the extent that it was an expense described in paragraph (f) of the definition of CEE in subsection 66.1(6) of the ITA, i.e., a "grass roots" exploration expense, as opposed to a pre-production expense) incurred by it under the Subscription Agreement in the calendar year following the particular year if the Purchaser deals at arm's length with the Issuer throughout that following calendar year.

Under the ITA, the Issuer will be precluded from renouncing any amount of CEE that constitutes Canadian Exploration and Development Overhead Expenses ("CEDOE") as prescribed under the Regulations, and specified expenses in respect of seismic data (as described in paragraph 66(12.6)(b.1) of the ITA).  In addition, the amount of CEE that the Issuer may renounce must be net of the amount of any "assistance" the Issuer receives, is entitled to receive or may reasonably be expected to receive, in respect of the exploration activities to which the CEE relates.

The cumulative CEE pool of a Purchaser will be reduced by the amount of any assistance which he becomes entitled or may reasonably expect to receive in respect of CEE previously incurred and included in his cumulative CEE pool, and also by the amount of any federal investment tax credit discussed below that is claimed in a preceding year.

A Purchaser will be entitled to deduct, in computing his income from all sources for a taxation year, any amount that he may claim, not exceeding 100% of the balance of his cumulative CEE pool at the end of that taxation year. Deductions in respect of CEE claimed by a Purchaser will reduce his cumulative CEE pool by a corresponding amount. To the extent that a Purchaser does not deduct the balance of his cumulative CEE pool at the end of a taxation year, the balance will be carried forward indefinitely and deductions may be made therefrom by the Purchaser in subsequent taxation years in accordance with the provisions of the ITA.

In the event that the balance of a Purchaser's cumulative CEE pool is "negative" at the end of a taxation year, which may occur should the person receive or become entitled to receive assistance payments which relate to CEE incurred in a prior year or through other adjustments to his cumulative CEE pool such as the federal investment tax credit discussed below, the negative amount must be included in the Purchaser's income for that taxation year and the balance of his cumulative CEE pool will thereupon become nil. Any balance in a Purchaser's cumulative CEE pool account when he disposes of an FT Share will remain with that the Purchaser, and will not be available to the transferee.

Investment Tax Credit

An individual Purchaser (other than a trust) will be entitled to an investment tax credit in a taxation year equal to 15% of certain qualifying CEE renounced by the Issuer.

Investment tax credits generally may be deducted from federal tax payable in accordance with detailed rules set out in the ITA.  The "minimum tax" provisions of the ITA may limit the amount of investment tax credit an individual Purchaser may claim in a year. See "Minimum Tax" below.

The CEE that qualify for the federal investment tax credit are expenses incurred before 2004 in conducting mining exploration activity from or above the surface of the earth for the purpose of determining the existence, location, extent or quality of a particular kind of mineral resource in Canada (including a base or precious metals deposit, but not including a coal or oil sands deposit), but excluding expenses incurred in respect of (i) trenching, if one of the purposes of the trenching is to carry out preliminary sampling (other than specified sampling), (ii) digging test pits (other than digging test pits for the purpose of carrying out specified sampling), and (iii) preliminary sampling (other than specified sampling).

"Specified sampling" means the collecting and testing of samples in respect of a mineral resource except that specified sampling does not include (a) the collecting or testing of a sample that, at the time the sample is collected, weighs more than 15 tonnes, and (b) the collecting or testing of a sample collected at any time in a calendar year in respect of any one mineral resource if the total weight of all such samples collected (by any person or partnership or any combination of persons and partnerships) in the calendar year and before that time (other than samples each of which weighs less than one tonne) exceeds 1,000 tonnes.

The cumulative CEE pool of a Purchaser for a taxation year is reduced by the amount of the investment tax credit claimed in the preceding taxation year. A negative cumulative CEE pool balance at the end of a taxation year will result in an inclusion in income. Therefore, a Purchaser who claims the investment tax credit in respect of the 2002 taxation year will be required to include in income in the 2003 taxation year the amount so deducted unless there is a sufficient offsetting amount in his cumulative CEE pool in the 2003 taxation year.

Adjusted Cost Base of FT Shares

For income tax purposes, a FT Share will be deemed to have been acquired by the Purchaser at a cost of nil.

Exercise or Expiry of Warrants

No taxable capital gain or allowable capital loss will be realized by a holder of a Warrant upon the exercise of such Warrant. When a Warrant is exercised, the holder's cost of the Warrant Shares acquired thereby will be equal to the adjusted cost base to the holder of the Warrant, plus the amount paid on the exercise of the Warrant. The cost of a Warrant will be equal to the adjusted cost base of the Unit subscription price allocable to the Warrant. For the purpose of computing the holder's adjusted cost base of the Warrant Shares acquired on the exercise of the Warrant, the cost of such Warrant Shares must be averaged with the adjusted cost base of all of the holder's Common Shares held as capital property at that time, including the FT Shares.

The expiry of an unexercised Warrant will give rise to a capital loss equal to the adjusted cost base to the holder of such expired Warrant.

Adjusted Cost Base of Non-FT Shares

The cost of a Non-FT Share will be equal to that part of the Unit subscription price allocable to the Non-FT Share. The adjusted cost base of a Non-FT Share will be averaged with the cost of all other Common Shares held by the Purchaser at that time as capital property, including the FT Shares.

More particularly, the ITA provides that each share of a single class held by a shareholder will generally have an adjusted cost base equal to the total cost to the holder of all such shares owned by him at that time divided by that number of such shares.  Accordingly, any capital gain or capital loss realized on a disposition of Common Shares will generally be measured by reference to the average cost of all common shares of the Issuer in the same class that includes the Common shares which are held by the shareholder immediately before the disposition.

Disposition of Common Shares

A disposition, or deemed disposition, of Common Shares will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the holder's proceeds of disposition are greater than (or less than) the holder's adjusted cost base of such Common Shares and reasonable costs of disposition. In the case of a holder that is a corporation, any capital loss realized on the disposition of a Common Share will be reduced by the amount of dividends received (or deemed to have been received) by the holder on such shares to the extent and in the circumstances described in the ITA.

One-half of any capital gain realized by a holder from the disposition of Common Shares will be required to be included in computing income as a taxable capital gain. One-half of any capital loss realized by a holder from the disposition of Common Shares may normally be deducted against taxable capital gains realized in the year of disposition, any subsequent taxation year or in any of the three preceding taxation years, subject to possible adjustments.

A holder that is a "Canadian controlled-private corporation" (as defined in the ITA) may be liable to pay an additional "refundable" tax of 6 2/3% on taxable capital gains.

Minimum Tax

Tax payable by individuals and by certain trusts under the ITA is the greater of the tax otherwise determined and a minimum tax. In calculating adjusted taxable income for the purpose of determining the minimum tax, certain deductions otherwise available are disallowed, including deductions in respect of a Purchaser's cumulative CEE  pool, to the extent the deductions exceed the Purchaser's income from royalties in respect of, or income from the production of, petroleum, natural gas and minerals or amounts required to be included in income under section 59 of the ITA (including income from the disposition of foreign resource properties).

Moreover, certain amounts not otherwise included, such as four-fifths of the amount of realized capital gains on a disposition of Common Shares, are included.  Certain carrying charges incurred by an initial Purchaser in relation to FT Shares are disallowed. Adjusted taxable income includes any taxable dividends actually received, without the gross-up. Whether, and to what extent, the tax liability of a particular Purchaser may be increased by the minimum tax provisions will depend on the amount of his income, the sources from which it is derived, and the nature and amounts of any deductions he claims. Any additional tax payable for a year as minimum tax is recoverable to the extent that tax otherwise payable exceeds the minimum tax for any of the seven following years. Purchasers are advised to consult their own tax advisers.

Source Deductions and Income Tax Installments

A Purchaser who is an employee, and has income tax withheld at source from employment income may prepare a submission to his relevant district office of the CCRA requesting a reduction in such withholding at source by an employer.  The CCRA has a discretionary power to grant such request and may do so based on a Purchaser's share of CEE.

A Purchaser who is required to pay income tax on an installment basis may take into account his share of CEE.

Interest on Funds Borrowed to Acquire Common Shares

The law in this area as it applies to junior resource companies is surprisingly uncertain.  In the view of counsel, a Purchaser may adopt the position that a reasonable amount of interest paid or payable by a Purchaser on funds borrowed to acquire Units and that can be traced to an acquisition of Common Shares will be deductible in computing his income under the ITA if he continues to own the Common Shares or he otherwise uses the borrowed funds to earn income from a business or property.  Also, if the Common Shares held as capital property are disposed of for fair market value, and the amount of funds borrowed to acquire them exceeds the consideration received, interest on the excess generally will continue to be deductible.

(e)

Any Other Material Facts

There are no other material facts.

11.

CONTRACTUAL RIGHTS OF ACTION

If this Offering Document, together with any Subsequently Triggered Report contains a "misrepresentation" as that term is defined in the AB Securities Act or the BC Securities Act, as applicable, and it was a misrepresentation on the date of investment, the purchaser will be deemed to have relied on the misrepresentation and will have a right of action, either for damages against the Issuer and its directors, and every person, except the agent, who signed the Offering Document, (the "Issuer Representatives") or alternatively for rescission of the agreement of purchase and sale for the securities.  In any such action, parties against whom remedies are sought shall have the same defenses as are available in section 131 of the BC Securities Act or section 203 of the AB Securities Act, as applicable, as if the Offering Document were a prospectus.

A purchaser is not entitled to commence an action to enforce this right after the limitation periods as set out in section 140 of the BC Securities Act or section 211 of the AB Securities Act, as applicable, have expired.

The contractual rights provided herein are in addition to and without derogation from any other right the purchaser may have at law.

12.

CONTRACTUAL RIGHTS OF WITHDRAWAL

An order or subscription for the securities offered under this Offering Document is not binding on a purchaser if the dealer from whom the purchaser purchased the security (or the Issuer if the purchaser did not purchase the security from a dealer), receives, not later than two business days after the receipt by the purchaser of the Offering Document and any Subsequently Triggered Report, written notice sent by the purchaser evidencing the intention of the purchaser not to be bound by the agreement.

The foregoing right of withdrawal does not apply if the purchaser is a member of a "professional group" as defined under Multilateral Instrument 33-105 Underwriting Conflicts or any successor policy or instrument, or if the purchaser disposes of the beneficial ownership of the security (otherwise than to secure indebtedness) before the end of the withdrawal period.

The onus of proving that the time for giving notice of withdrawal has ended is on the dealer from whom the purchaser has agreed to purchase the security, or if the purchaser did not purchase from a dealer, such onus is on the Issuer.

CERTIFICATE OF THE ISSUER

The foregoing, including the documents incorporated by reference constitute full, true and plain disclosure of all material facts relating to the securities offered by this Offering Document.  The standard for full, true and plain disclosure is the same as that required for prospectuses by the BC Securities Act or the AB Securities Act, as applicable, and the regulations thereunder.

DATED:  March 25, 2003

"Fred G. Hewett"

"D. Bruce McLeod

Fred G. Hewett

D. Bruce McLeod

President and Chief Executive Officer

Vice-President and Chief Financial Officer

On behalf of the Board of Directors

"Donald A. McLeod"

"D. Neil Briggs"

Donald A. McLeod, Director

D. Neil Briggs, Director

CERTIFICATE OF THE AGENT

We have reviewed this Offering Document and the information it incorporates by reference.  Our review consisted primarily of enquiry, analysis and discussion related to the information supplied to us by the Issuer and information about the Issuer in the public domain.

We have not carried out a review of the type that would be carried out for a prospectus filed under the BC Securities Act or the AB Securities Act, as applicable.  Therefore, we cannot certify that this document and the information it incorporates by reference constitutes full, true and plain disclosure of all material facts relating to the Issuer and the securities offered by it.

Based on our review, nothing has come to our attention that causes us to believe that this Offering Document and the information that it incorporates by reference: (1) contains an untrue statement of a material fact; or (2) omits to state a material fact necessary to prevent a false statement or misleading interpretation of any other statement.

DATED:  March 25, 2003

FIRST ASSOCIATES INVESTMENTS INC.

By:

"John MacPhail"

Authorized signatory

John MacPhail
Director, Corporate Finance

Name and title of authorized signatory

SCHEDULE "A" TO THE
SHORT FORM OFFERING DOCUMENT OF
NDT VENTURES LTD.
DATED MARCH 25, 2003

FLOW-THROUGH UNIT AGREEMENT

THIS AGREEMENT dated for reference March 25, 2003.

BETWEEN

THE  PERSONS  LISTED  AS  PURCHASERS  IN APPENDIX  I  TO  THIS  AGREEMENT

(the "Purchasers");

AND

NDT VENTURES LTD.  Suite 860 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6

(the "Issuer").

WHEREAS each of the Purchasers has agreed to purchase, and the Issuer has agreed to sell, the number of FT Units (as that term is defined in the short form offering document of the Issuer dated March 25, 2003 (the "SFO Document")) set forth across from the Purchaser's name on Appendix I to this Agreement, which Flow Through Units are comprised of one Flow-Through Share, and one non-flow-through Warrant;

THEREFORE, upon payment for the FT Units by the Purchasers, and execution of this agreement by First Associates Investments Inc., as agent for the Purchasers having knowledge of the contents of this Agreement and having explicitly consented to First Associates Investments Inc. acting as their agent for this purpose, and by the Issuer, the Purchasers and the Issuer hereby irrevocably agree to be bound by the terms and conditions set forth in Appendix II to this Agreement with respect to the Flow-Through Shares.

EXECUTED by First Associates Investments Inc., as agent for the Purchasers, this _______ day of ________________, 2003.

FIRST ASSOCIATES INVESTMENTS INC.

Per:

Authorized Signatory

EXECUTED  by the Issuer this _____ day of _______________________, 2003

NDT VENTURES LTD.

Per:

Authorized Signatory

APPENDIX I
TO THE FLOW-THROUGH
UNIT AGREEMENT

Name of Purchaser	Address and Telephone Number of Purchaser	Number of Flow-Through Shares Purchased (Note: One Flow-Through Share in each Flow-Through Unit purchased)	- Social Insurance Number (If Purchaser is an Individual) - CCRA Tax Number (If Purchaser is a Corporation) - Partnership ID Number (If Purchase is a Partnership)

Name of Purchaser	Address and Telephone Number of Purchaser	Number of Flow-Through Shares Purchased (Note: One Flow-Through Share in each Flow-Through Unit purchased)	- Social Insurance Number (If Purchaser is an Individual) - CCRA Tax Number (If Purchaser is a Corporation) - Partnership ID Number (If Purchase is a Partnership)

APPENDIX II
TO THE FLOW-THROUGH
UNIT AGREEMENT

TERMS AND CONDITIONS GOVERNING
FLOW-THROUGH SHARES

WHEREAS:

A.

NDT Ventures Ltd. (the "Issuer") is listed on the Exchange and is subject to the regulatory jurisdiction of the Exchange and the Commissions;

B.

The Issuer has certain interests in natural resource properties situated in Canada (collectively, the "Property");

C.

The Issuer is a "principal-business corporation" as that phrase is defined in subsection 66(15) of the Income Tax Act of Canada (the "ITA");

D.

It is the intention of the Issuer, either alone or in conjunction with others, to carry out or participate in an exploration program on the Property for the purpose of determining the existence, location, extent and quality of the mineral resources located thereon (the "Program");

E.

The expenses incurred in performing the Program will:

(a)

qualify as "Canadian exploration expense" as described in paragraph (f) of the definition thereof in subsection 66.1(6) of the ITA (other than expenditures which constitute "Canadian exploration and development overhead expense" ("CEDOE") as prescribed for the purposes of paragraph 66(12.6)(b) of the ITA and seismic expenses specified in paragraph 66(12.6)(b.1) of the ITA), and

(b)

be incurred by conducting mining exploration activities from or above the surface of the earth for the purpose of determining the existence, location, extent or quality of a mineral resource which is a base or precious metal deposit, or a mineral deposit in respect of which:

(i)

the federal Minister of Natural Resources has certified that the principal mineral extracted is an industrial mineral contained in a non-bedded deposit,

(ii)

the principal mineral extracted is ammonite gemstone, calcium chloride, diamond, gypsum, halite, kaolin or sylvite, or

(iii)

the principal mineral extracted is silica that is extracted from sandstone or quartzite;

and which is not an expense in respect of:

(iv)

trenching, if one of the purposes of the trenching is to carry out preliminary sampling (other than Specified Sampling),

(v)

digging test pits (other than digging test pits for the purpose of carrying out Specified Sampling), and

(vi)

preliminary sampling (other than Specified Sampling);

which expenses are hereinafter referred to as " Qualifying Expenses";

F.

Certain persons (individually, the "Purchaser") have purchased or will purchase Flow-Through Units for the price of $0.18 each, $0.179 of which the Issuer has allocated as the price for each Flow-Through Share comprised in each Flow-Through Unit;

G.

The Purchaser has agreed to fund, in part, the Program by purchasing the Flow-Through Share comprised in each Flow-Through Unit purchased or to be purchased; and

H.

The Issuer has agreed to apply the funds received from the Purchaser as the price for Flow-Through Shares comprised in Flow-Through Units to carry out the Program and to renounce the expenditures associated therewith to the Purchaser in accordance with the terms of this Appendix.

1.

DEFINITIONS

In this Appendix, the following words have the following meanings unless otherwise indicated:

(a)

"Agent" means First Associates Investments Inc. or one of its sub-agents;

(b)

"Agreement" means the agreement between the Issuer and the Purchaser dated for reference March 25, 2003 pursuant to which they irrevocably agreed to be bound by the terms and conditions set forth in this Appendix and, for greater certainty, includes this Appendix;

(c)

"Appendix" means this Appendix II;

(d)

"CEDOE" has the meaning set forth in recital E above;

(e)

"Commissions" means the British Columbia Securities Commission and the Alberta Securities Commission;

(f)

"Exchange" means the TSX Venture Exchange;

(g)

"Flow-Through Shares" means the previously unissued common shares of the Issuer having the special "flow-through" share features described in this Appendix and in the SFO Document;

(h)

"Flow Through Units" means units of the Issuer offered pursuant to the SFO Document comprised of one Flow-Through Share and one non-flow-through warrant of the Issuer;

(i)

"Issuer" has the meaning set forth in recital A above;

(j)

"ITA" has the meaning set forth in recital C above;

(k)

"Program" has the meaning set forth in recital D above;

(l)

"Property" has the meaning set forth in recital B above;

(m)

"Purchaser" has the meaning set forth in recital F above;

(n)

"Qualifying Expenses" has the meaning set forth in recital E above;

(o)

"SFO Document" means the short form offering document of the Issuer dated March 25, 2003;

(p)

"Specified Sampling" means the collecting and testing of samples in respect of a mineral resource except that specified sampling does not include

(i)

the collecting or testing of a sample that, at the time the sample is collected, weighs more than 15 tonnes, and

(ii)

the collecting or testing of a sample collected at any time in a calendar year in respect of any one mineral resource if the total weight of all such samples collected (by the Issuer, any partnership of which it is a member or any combination of the Issuer and any such partnership) in the period in the calendar year that is before that time (other than samples each of which weighs less than one tonne) exceeds 1,000 tonnes;

and

(q)

"Transfer Agent" means Pacific Corporate Trust Company.

2.

ALLOCATION  OF  SUBSCRIPTION  PRICE

The subscription price of $0.18 per Flow-Through Unit will be allocated as follows:

(a)

$0.179 as to the subscription price for the Flow-Through Share comprised therein (the "Flow-Through Funds"); and

(b)

$0.001 as to the subscription price for the non-flow-through warrant of the Issuer comprised therein.

3.

ISSUE OF FLOW-THROUGH SHARES

Following receipt by the Issuer or the Transfer Agent from the Purchaser of the subscription price for Flow-Through Shares , the Issuer will:

(a)

deposit the Flow-Through Funds in a bank account (the "Exploration Account") established by the Issuer for the purpose of financing the Program;

(b)

issue to the Purchaser the number of Flow-Through Shares the Purchaser purchased; and

(c)

deliver to the Purchaser a share certificate representing the Flow-Through Shares the Purchaser purchased.

4.

ACCRUED  INTEREST  ON  EXPLORATION  ACCOUNT

The Purchaser acknowledges that any interest accruing on Flow-Through Funds in the Exploration Account will accrue to the sole benefit of the Issuer and may be applied by the Issuer for general corporate purposes.

5.

ADDITIONAL PURCHASERS TO PARTICIPATE
IN THE PROGRAM

The Purchaser acknowledges that the Issuer has entered into and will be entering into agreements similar to the Agreement with other persons in respect of the Flow-Through Shares.  Such agreements may be dated for reference the same date as the Agreement.  Any Flow-Through Funds paid to the Issuer pursuant to the terms of such agreements will also be deposited in the Exploration Account.  If the Issuer, however, sells rights to acquire, or issues, "flow-through" common shares pursuant to private placements or pursuant to other public offerings, any subscription funds received from such private placements or public offerings will be deposited into a bank account separate from the Exploration Account and will not be commingled with the funds deposited in the Exploration Account, it being the intention of the Issuer that separate subscriber's exploration accounts be established for each such private placement or public offering.  Subject to section 7, the Issuer will expend each subscriber's exploration accounts in the order of:

(a)

the reference date of any private placement "flow-through" subscription agreements entered into for such private placements; and

(b)

the date of closing of such public offerings,

such that the subscription funds from the oldest "flow-through" financing will always be spent first and renunciation made in respect of such expenditures before any renunciations are made in respect of any exploration expenditures that are financed from subsequent "flow-through" financings.

6.

APPLICATION OF FLOW-THROUGH FUNDS

Subject to the Issuer's right to revise the Program as provided in section 18 below, the Issuer will apply a sum of money equal to the Flow-Through Funds as expenditures on the Program and the Issuer will only apply such funds to incur expenditures which are Qualifying Expenses.  Qualifying Expenses incurred by the Issuer on the Program with the Flow-Through Funds are sometimes referred to herein as "Resource Expenditures".

7.

SCHEDULE FOR INCURRING RESOURCE EXPENDITURES

7.1

Unless the Purchaser gives notice to the Issuer or the Issuer gives notice to the Purchaser to the contrary (the "Notice Requirement") during the periods of time described in paragraphs 7.2(a) or 7.2(b), for the purposes of this Appendix the Purchaser will be deemed to be dealing with the Issuer at "arm's length", as that term is used in the ITA.

7.2

The Issuer will expend as much of the Flow-Through Funds as is commercially reasonable between the date the Agreement is entered into (the "Effective Date") and:

(a)

the end of February of the year after the year in which the Effective Date occurs, if the Notice Requirement has not been fulfilled prior to December 1 of the year in which the Effective Date occurs; or

(b)

December 31 of the year in which the Effective Date occurs, if the Notice Requirement has been fulfilled prior to December 1 of such year.

7.3

The Issuer will expend as much of the remainder of the Flow-Through Funds as is commercially reasonable between the date described in paragraph 7.2(a) or (b), as the case may be, and December 31 of the year after the year in which the Effective Date occurs and, in any event, the Issuer will expend the Flow-Through Funds on or before the date which is the last day of the twenty-fourth month after the end of the month that includes the Effective Date.

8.

ISSUER TO RENOUNCE RESOURCE
EXPENDITURES IN FAVOUR OF PURCHASER

8.1

Subject to sections 8.2 and 8.3, the Issuer will, within the times set out below and in accordance with the provisions of subsections 66(12.6) and 66(12.66) of the ITA, take all necessary steps to renounce in favour of the Purchaser, the amount of Resource Expenditures incurred by it using the Flow-Through Funds under the Program during the periods specified below:

(a)

on or before March 31 of the year following the year (the "Base Year") in which the Effective Date occurs, if the Purchaser has paid the price for Flow-Through Shares in the Base Year the Issuer will renounce, effective December 31 of the Base Year, Resource Expenditures it has incurred between the Effective Date and the end of February of the year following the Base Year;

(b)

on or before March 31 of the year following the Base Year, if the Purchaser has paid the price for Flow-Through Shares in the Base Year the Issuer will renounce, effective December 31 of the Base Year, Resource Expenditures it has incurred or plans to incur between March 1 and December 31 of the year following the Base Year; and

(c)

with respect to Resource Expenditures which are not renounced in accordance with paragraphs 8 .1(a) or (b), the Issuer will renounce those expenditures effective as of the earliest possible calendar year and, in any event, before March of the calendar year following the date which is 24 months after the end of the month that includes the Effective Date.

8.2

Should the Notice Requirement be fulfilled prior to December 1 of the Base Year, the term "February of the year following" will be deleted from paragraph 8.1(a), paragraph 8.1(b) will be deleted, paragraph 8.1(c) will become paragraph 8.1(b) and the term "paragraphs 8.1(a) or (b)" therein will be replaced with "paragraph 8.1(a)".

8.3

The aggregate Resource Expenditures renounced to the Purchaser will not be less than nor exceed the consideration paid by the Purchaser for Flow-Through Shares.

8.4

The Purchaser acknowledges that if the Issuer renounces Resource Expenditures pursuant to paragraph 8.1(b) (otherwise than as amended pursuant to section 8.2) and does not incur all or part of the Resource Expenditures which it planned to incur during the period specified therein, the Issuer will be required to reduce the amount of Resource Expenditures renounced pursuant to that paragraph and, as a result, the Purchaser:

(a)

may be subject to increased income tax liabilities and interest for the year in respect of which the excess renunciation was made; and

(b)

may be required to file appropriate amendments to the Purchaser's income tax return for that and other years.

9.

ISSUER TO FILE PRESCRIBED FORM IN
RESPECT OF RENUNCIATIONS

The Issuer will file, in respect of each renunciation made pursuant to this Appendix, before the last day of the month following the date of making such renunciation, such information returns with the  Canada Customs and Revenue Agency ("CCRA") as are prescribed by subsection 66(12.7) of the ITA and will send concurrently a copy of such information returns to the Purchaser.

10.

ISSUER TO FILE COPY OF AGREEMENT
WITH CCRA

The Issuer will file, together with a copy of the SFO Document (or other selling instrument) or the Agreement, the prescribed form referred to in subsection 66(12.68) of the ITA with the CCRA on or before the last day of the month following the earlier of:

(a)

the month in which the Agreement is entered into; and

(b)

the month in which the SFO Document (or other selling instrument) is first delivered to a potential investor.

11.

ISSUER TO FILE PART XII.6 RETURN
WITH CCRA

The Issuer will file, before March of the year following a particular year, any return required to be filed under Part XII.6 of the ITA in respect of the particular year, and will pay any tax or other amount owing in respect of that return on a timely basis.

12.

ISSUER TO FILE PRESCRIBED FORM
WITH CCRA IN RESPECT OF EXCESS

Where an amount that the Issuer has purported to renounce to the Purchaser effective December 31 of the Base Year pursuant to paragraph 8.1(a) or (b) (otherwise than as amended pursuant to section 8.2) exceeds the amount that it can renounce on that effective date because it did not actually incur Resource Expenditures within the period of time specified in that paragraph, and at the end of the year following the Base Year the Issuer knew or ought to have known of all or part of such excess renunciation, the Issuer will file a statement in prescribed form before March of the second year following the Base Year, all as required by subsection 66(12.73) of the ITA.  A copy of such statement will be sent concurrently to the Purchaser.

13.

WARRANTIES

13.1

The Purchaser acknowledges, represents, warrants and covenants to and with the Issuer that, as at the effective date of the SFO Document and at the Effective Date:

(a)

the Purchaser is dealing at arm's length (as that term is used in the ITA) with the Issuer and, notwithstanding the fulfilment or non-fulfilment of the Notice Requirement pursuant to section 7, the Purchaser acknowledges that if at any time during the year following the Base Year, the Purchaser is not dealing at arm's length with the Issuer and the Issuer renounces Resource Expenditures it incurs or plans to incur pursuant to paragraph 8.1(a) or (b) (otherwise than as amended pursuant to section 8.2), notwithstanding the provisions of those paragraphs, the renunciation will not be effective December 31 of the Base Year; and

(b)

if:

(i)

either the Purchaser or the Issuer has not executed the Agreement, or

(ii)

the Purchaser has not paid the subscription price for the Flow-Through Shares to the Issuer on or before December 31 of a particular year, the Purchaser will not be entitled to have any Resource Expenditures incurred after the particular year renounced to the Purchaser effective December 31 of the particular year, pursuant to paragraphs 8.1(a) or (b) (otherwise than as amended pursuant to section 8.2), and the Purchaser agrees that the above acknowledgements, representations, warranties and covenants in this subsection will be true and correct both as of the Purchaser's execution of the Agreement and as of the Effective Date.

13.2

The Issuer represents, warrants and covenants that, as of the effective date of the SFO Document and at the Effective Date:

(a)

the Issuer is, and at all material times will remain, a "principal-business corporation" within the meaning prescribed by subsection 66(15) of the ITA;

(b)

the Flow-Through Shares will qualify as "flow-through" shares as defined in subsection 66(15) of the ITA and in particular will not be prescribed shares as defined in section 6202.1 of the regulations to the ITA;

(c)

if the Issuer amalgamates with any one or more companies, any shares issued to or held by the Purchaser as a replacement for Flow-Through Shares as a result of such amalgamation will qualify, by virtue of subsection 87(4.4) of the ITA or as "flow-through shares" as described in subsection 66(15) of the ITA and in particular will not be "prescribed shares" as defined in section 6202.1 of the regulations to the ITA; and

(d)

the Issuer will incur expenses which are Qualifying Expenses in an amount which equals the proceeds derived from the sale of Flow-Through Shares to the Purchaser, renounce that amount to the Purchaser and otherwise comply with its obligations as set forth in this Appendix, and the Issuer agrees that the above representations, warranties and covenants in this subsection will be true and correct both as of the Issuer's execution of the Agreement and as of the Effective Date.

14.

NO RENUNCIATION TO THIRD PARTIES, AND ALLOCATION OF RENOUNCED AMOUNTS

The Issuer will not renounce any Resource Expenditures in respect of the Program in favour of any person other than the Purchaser and the other purchasers who purchase Flow-Through Shares.  For the purpose of determining the extent to which the Flow-Through Funds received by the Issuer from the Purchaser have been the subject of renunciation under the ITA, the total amount expended on Resource Expenditures will be allocated among the Purchaser and the other purchasers who purchase Flow-Through Shares, on a basis pro rata to the relative amounts of their respective contributions of flow-through funds, as described in section 2 and as set forth in the information returns required by subsection 66(12.7) of the ITA.

15.

ISSUER NOT TO CLAIM A DEDUCTION IN
RESPECT OF THE RESOURCE EXPENDITURES

The Issuer acknowledges that it has no right to claim any deduction for Qualifying Expenses or depletion of any sort in respect of the Resource Expenditures and covenants not to claim any such deduction when preparing its tax returns from time to time.

16.

ISSUER  TO  ACCOUNT  TO  PURCHASER

The Issuer will maintain proper accounting books and records relating to the Exploration Expenditures. On the completion of the Program, the Issuer will account to the Purchaser in respect of the application of the Flow-Through Funds.

17.

NO DISSEMINATION OF CONFIDENTIAL INFORMATION

The Issuer will be entitled to hold confidential all information relating to any program on which any portion of the Flow-Through Funds is expended pursuant to the Agreement and it will not be obligated to make such information available to the Purchaser except in the manner and at such time as it makes any such information available to its shareholders or to the public pursuant to the rules and policies of any stock exchange or laws, regulations or policies of any province.

18.

REVISION OF THE PROGRAM

While it is the present intention of the Issuer to undertake the Program, it is the nature of mining exploration that data and information acquired during the conduct of a resource development program may alter the initially proposed Program and the Issuer expressly reserves the right to alter the Program on the advice of its technical staff or consultants and further reserves the right to substitute other resource programs on which to expend part of the Flow-Through Funds, provided such programs entail the incurrence of Qualifying Expenses and are otherwise capable of renunciation by the Issuer to the Purchaser pursuant to the Agreement.

19.

OTHER FLOW-THROUGH SHARE SALES

The Purchaser acknowledges that there may be other sales of Flow-Through Shares, some or all of which may occur after the acquisition of Flow-Through Shares by the Purchaser.  The Purchaser further acknowledges that there is a risk that insufficient funds may be raised from the sale of Flow-Through Shares to fund the Issuer's objectives described in the SFO Document, if any, and that it is possible that no Flow-Through Shares may be purchased after the Purchaser has done so.

20.

ISSUER'S ACCEPTANCE

The Agreement, when executed by the Agent on the Purchaser's behalf and delivered to the Issuer, will constitute a subscription for Flow-Through Shares which will not be binding on the Issuer until accepted by the Issuer by executing this Agreement in the space provided on the first page of the Agreement and, notwithstanding the reference date on that page, if the Issuer accepts the subscription by the Purchaser, the Agreement will be entered into on the date of such execution by the Issuer.

21.

MISCELLANEOUS

21.1

The Purchaser hereby irrevocably authorizes the Agent, in its sole discretion:

(a)

to act as the Purchaser's representative to receive certificates for Flow-Through Shares subscribed for and to execute in his, her or its name and on his, her or its behalf all closing receipts and documents required; and

(b)

to waive, in whole or in part, any representations, warranties, covenants or conditions for the benefit of the Purchaser contained herein or in any agreement or document ancillary or related thereto.

21.2

The Agreement is not assignable or transferable by either of the parties hereto without the express written consent of the other party hereto.

21.3

Time is of the essence of this Appendix and will be calculated in accordance with the provisions of the Interpretation Act (British Columbia).

21.4

Except as expressly provided in this Appendix and in the SFO Document, agreements, instruments and other documents contemplated or provided for herein, the Agreement contains the entire agreement between the parties with respect to Flow-Through Shares and there are no other terms, conditions, representations or warranties whether expressed, implied, oral or written, by statute, by common law, by the Issuer, by the Agent, or by anyone else.

21.5

The parties to the Agreement may amend the Agreement only in writing.

21.6

The Agreement enures to the benefit of and is binding upon the parties to the Agreement and their successors and permitted assigns.

21.7

A party to the Agreement will give all notices to or other written communications with the other party to the Agreement concerning the Agreement by hand or by registered mail addressed to such party, in the case of the Issuer to the address given on the SFO Document and in the case of the Purchaser, c/o the Agent at its address given on the SFO Document.

21.8

This Appendix is to be read with all changes in gender or number as required by the context.

21.9

The Agreement will be governed by and construed in accordance with the laws of British Columbia, and the parties hereto irrevocably attorn and submit to the jurisdiction of the courts of British Columbia with respect to any dispute related to the Agreement.

END OF APPENDIX  II

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT Ventures Ltd.

(Registrant)

By:/s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: March 26, 2003